MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ending June 30, 2022

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INTRODUCTION

The following is the Management Discussion and Analysis ("MD&A") for Austin Gold Corp., ("Austin Gold," the "Company," "we," "us," or "our") and its wholly-owned subsidiary Austin American Corporation ("Austin NV", and collectively referred to as the "Company"). The MD&A should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the quarter ending June 30, 2022, as well as the audited consolidated financial statements for the year ended December 31, 2021 (the "Audited Financial Statements").

Our Audited Financial Statements have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and all amounts are expressed in Canadian dollars unless otherwise noted. Our accounting policies are described in note 2 of our Audited Financial Statements.

All amounts are expressed in Canadian dollars, except for certain amounts denoted in United States dollars ("US$"). This information is current to August 15, 2022.

The Company filed a prospectus in Form 41-101F1 with the British Columbia Securities Commission in British Columbia (the "Prospectus"), and a registration statement in Form S-1 with the United States Securities and Exchange Commission in the United States of America (the "S-1 Statement"). Concurrently, the Company applied to list its Common shares ("Common Shares") on the NYSE American LLC ("NYSE American"). On May 3, 2022, the Company received the receipt for the Prospectus from the British Columbia Securities Commission, the S-1 Statement was declared effective by the Securities and Exchange Commission, and the Common Shares were authorized for trading on the NYSE American.

In connection therewith, the Company conducted its initial public offering of its Common Shares pursuant to the S-1 Statement and the Common Shares began trading on the NYSE American under the symbol "AUST" on May 4, 2022.

Any capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the Prospectus, available under the Company's profile on www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Management Discussion and Analysis are forward-looking statements or information (collectively "forward-looking statements"). Forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of Austin Gold and its subsidiaries and its mineral projects, the future price of metals, test work and confirming results from work performed to date, the estimation of mineral resources and mineral reserves, the realization of mineral resource and mineral reserve estimates, the timing and amount of estimated future capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, and limitations of insurance coverage. The Company is hereby providing cautionary statements identifying important factors that could cause the actual results of the Company to differ materially from those projected in the forward-looking statements. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "may", "is expected to", "anticipates", "estimates", "intends", "plans", "projection", "could", "vision", "goals", "objective" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

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By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. The risks, uncertainties, and other factors, many of which are beyond the control of the Company, that could influence actual results include, but are not limited to:

- continued trading of the Company's Common Shares on the NYSE American;

- our ability to successfully execute our overall strategy and goals;

- our dependence on the Kelly Creek Project;

- execution of our exploration and development plans for our mineral projects;

- our ability to carry out our current planned exploration programs and development plans with our current financial resources;

- we have a limited operating history and negative operating cash flow;

- the market price for gold and other minerals may not be sufficiently high to ensure that our planned exploration expenditures will be funded;

- we may not be able to demonstrate that any of our mineral projects warrant commercial development;

- we may not be able to access sufficient capital to carry out our business plans, exploration and development plans;

- our exploration and development costs may be higher than anticipated;

- our ability to obtain and comply with all required permits, licenses and regulatory requirements in carrying out our exploration and development plans;

- even if we are successful in demonstrating reserves on any of our properties, our mining projects may not achieve projected rates of production, cash flows, internal rates of return, payback periods or net present values;

- there may be lack of adequate infrastructure to support our mineral projects;

- employee recruitment and retention;

- the risk that title to our material properties may be impugned;

- environmental risks, including risks associated with compliance with environmental laws and the completion of any required environmental impact assessments or reclamation obligations;

- economic uncertainties, including changes and volatility in global capital, currency and commodity markets which may impact our ability to raise capital to execute our business, exploration and development plans and the demand for our planned mineral projects;

- the COVID-19 pandemic;

- competition from other mineral exploration and mining businesses;

- we have not demonstrated that any of our mineral properties contain mineral resources and, even if demonstrated, there is no assurance that any mineral resource estimates will be accurate as to exploration potential and mineral grades;

- any required change in mineral resource or mineral reserve estimation methodology;

- changes in the assumptions underlying the mineral resource estimates, which may result in a different (smaller) mineral resource estimate and other related matters;

- changes in laws and regulations;

- we may be subject to claims or legal proceedings;

- the possibility of a conflict of interest arising for certain of our directors and officers;

- volatility in the market price of the Common Shares;

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- future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders' voting power and reduce future potential earnings per Share;

- we intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the Common Shares in the foreseeable future;

- general business, economic, competitive, political and social uncertainties;

- the actual results of current and future exploration activities differing from projected results;

- the inability to meet various expected cost estimates;

- changes or downgrades in project parameters and/or economic assessments as plans continue to be refined;

- fluctuations in the future prices of metals;

- possible variations of mineral grade or recovery rates below those that are expected;

- the risk that actual costs may exceed estimated costs;

- failure of equipment or processes to operate as anticipated;

- accidents, labor disputes and other risks of the mining industry;

- political instability;

- delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and

- global economic risks, including the occurrence of unforeseen or catastrophic events, such as political unrest, wars or the emergence of a pandemic or other widespread health emergency, which could create economic and financial disruptions and require us to reduce or cease operations at some or all of our facilities for an indeterminate period of time, and which could have a material impact on our business, operations, personnel and financial condition.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions underlying the forward-looking information in this Management Discussion and Analysis, which may prove to be incorrect, include, but are not limited to, assumptions relating to:

- future business and property integrations remaining successful;

- favorable and stable general macroeconomic conditions;

- securities markets;

- spot and forward prices of gold, silver, base metals and certain other commodities;

- currency markets (such as the $ to US$ exchange rate);

- no materially adverse changes in national and local government, legislation, taxation, controls, regulations and political or economic developments;

- that various risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding) will not materialize;

- the ability to complete planned exploration programs;

- the ability to continue raising the necessary capital to finance operations;

- the ability to obtain adequate insurance to cover risks and hazards on favorable terms;

- that changes to laws and regulations will not impose greater or adverse restrictions on mineral exploration or mining activities;

- the continued stability of employee relations;

- relationships with local communities and indigenous populations;

- that costs associated with mining inputs and labor will not materially increase;

- that mineral exploration and development activities (including obtaining necessary licenses, permits and approvals from government authorities) will be successful;

- no escalation in the severity of the COVID-19 pandemic;

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- no disruptions or delays due to a U.S. Government shutdown; and

- the continued validity and ownership of title to properties.

Should one or more of the underlying assumptions prove incorrect, or should the risks and uncertainties materialize, actual results may vary materially from those described in the forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

OUR BUSINESS

Austin Gold Corp., together with its subsidiary Austin American Corporation, is focused on the exploration of mineral property interests in the southwestern-Great Basin area of the United States.

OVERVIEW

On April 21, 2020, Austin Gold Corp. was incorporated in British Columbia. The wholly-owned subsidiary, Austin American Corporation, was incorporated in Nevada, United States of America in June, 2020.

From the date of incorporation, through to December 31, 2021 and the current date, the Company appointed directors and officers, completed several private placements, and entered into mineral lease and option agreements and a joint venture.  The Company became a reporting issuer in Canada and in the United States of America on May 3, 2022. For more information, see disclosure under the heading "Introduction."

For more details on the members of the management team and directors, please see the Company website at www.austin.gold.

QUARTERLY HIGHLIGHTS

- On May 3, 2022, the Company announced the pricing of its initial public offering of 3,265,000 of its common shares at a price of US$4.00 per share. The Company also granted the underwriters a 30-day option to acquire an additional 489,750 shares to cover overallotments in connection with the offering.

- On May 3, 2022, the Company received a receipt form the British Columbia Securities Commission for its final non-offering prospectus to become a reporting issuer in British Columbia.

- On May 4th, 2022, the Company's shares commenced trading on the NYSE American under the symbol "AUST".

- On May 6, 2022, the Company announced the closing of its initial public offering of 3,265,000 common shares at a price of US$4.00 per share. The underwriters also exercised their option to acquire an additional 489,750 shares. After the underwriting discount and estimated offering expenses payable by the Company, the Company received net proceeds of approximately US$13.85 million.

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- On May 16, 2022, the Company entered into a mineral lease and option agreement with Bull Mountain Resources LLC ("BMR") through Austin NV, to lease a 100% interest in the Stockade Mountain Property located in Malheur County, Oregon.

MINERAL PROPERTIES

The Company is a gold exploration company focused on gold targets and making district-scale gold discoveries in the United States.  The Company  acquired an Option to Joint Venture the Kelly Creek Project located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada, and has acquired four other mineral exploration projects. The Company's other projects are located on the Independence-Jerritt Canyon gold trend in Elko County, Nevada (the Lone Mountain Project), on the Carlin gold trend in Elko County, Nevada (the Miller Project), in Nye County, Nevada situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit (the Fourmile Basin Project), and in Malheur County, Oregon (the Stockade Mountain Property).

The Company engaged Robert M. Hatch (SME-Registered Member), of Volcanic Gold & Silver LLC, 80 Bitterbrush Road, Reno, Nevada, as an independent consulting geologist and "qualified person" under NI 43-101 and sub-part 1300 of Regulation S-K ("SK 1300") under the United States Securities Exchange Act of 1934, as amended, to oversee the operations and disclosure for all of the Company's mineral projects.

Below are brief descriptions of the properties. For additional information see note 4 of the Audited Financial Statements and the accompanying condensed consolidated interim financial statements.

Kelly Creek Project, Nevada, US

On July 7, 2020, the Company entered into an Exploration and Option to Enter Joint Venture Agreement on the Kelly Creek Project through Austin NV with Pediment Gold LLC, a subsidiary of Nevada Exploration Inc., whereby Austin NV may earn up to a 70% interest in the Kelly Creek Project.  The project is located in Humboldt County, Nevada, and is primarily situated on public lands administered by the United States Department of the Interior Bureau of Land Management with a portion on private lands.  Barbara Carroll, C.P.G., as an independent consultant and "qualified person", completed the Kelly Creek Technical Report which is available on SEDAR.

The Kelly Creek Basin is situated along the Battle Mountain - Eureka Gold Trend, and is bounded by multi-million-ounce gold deposits to the north (Twin Creeks, Getchell, Turquoise Ridge, and Pinson) and south (Lone Tree, Marigold, Trenton Canyon, Converse, Buffalo Valley, Copper Basin, and Phoenix), together representing more than 70 million ounces of gold along the periphery of the Basin.  Despite its proximity to significant mineralization, the interior of the Kelly Creek Basin has seen limited systematic exploration activity to date because its bedrock is largely covered by post-mineral volcanic units and post-mineral alluvium.

An area in the southern portion of the Kelly Creek Project lies within and under the Humboldt River and its floodplain, much of which is part of the National Wetlands Inventory managed by the US Fish and Wildlife Service. The full impact of this Wetlands designation for this part of the Kelly Creek Project is unknown. A preliminary review of permitting issues on the southern portion of the Kelly Creek Project indicates that there may be some additional challenges to permit development near the Humboldt River and its associated floodplain.

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The northern portion of the Kelly Creek project is a "checkerboard" pattern of land ownership.  It has recently come to the attention of the Company that there may be a solar generating facility planned for every second section of this checkerboard, which may hinder access for exploration, development, and mining on the Company's claims in this area.

The potential for discovery of additional mineralization in the immediate area of Kelly Creek is considered good.  Previous work indicates that the components needed to host a sedimentary-hosted gold deposit are present under cover at the Kelly Creek Project.

The Company engaged Frank P. Fritz of Fritz Geophysics, 619 West Magnolia Street, Fort Collins, Colorado to review the geophysical data and make recommendations in a report on the Kelly Creek Project.

The Company engaged Mike Ressel of Mine Development Associates, a division of RESPEC, 210 S. Rock Blvd., Reno, Nevada to review the data and provide target evaluations for the Kelly Creek Project.

The Company engaged Richard F. Delong of EM Strategies, Inc, 1650 Meadow Wood Lane, Reno, Nevada to complete a review of environmental mine permit issues on the Kelly Creek Project and provide a summary report thereon.

Mr. Hatch has conducted the following work in support of the Kelly Creek Project:

- compiled the Kelly Creek exploration data;

- conducted geographic information system (GIS) map work and 3-D map work;

- hosted conference calls with the Company's other consultants to coordinate the review of technical data and production of the exploration program;

- worked with Barbara Carroll on GIS data and 3D modelling in relation to the Kelly Creek Technical Report;

- reviewed and commented on the Kelly Creek Technical Report;

- provided maps and data in support of Mr. Fritz's work;

- planned the drilling program;

- reviewed environmental and permitting issues;

- reviewed and commented on Richard DeLong's draft environmental mine permit report;

- reviewed and commented on Mike Ressel's report on target evaluations at the project;

- continued planning of geophysics and drilling programs;

- continued communication with drilling contractors about securing a drill rig for the forthcoming drill program;

- sourced a geologist to handle the drilling program;

- visited the property to stake out drill sites and began logistical planning;

- completed the permitting of drill sites on unpatented lode mining claims with the Bureau of Land Management;

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- continued Geographical Information System (GIS) and 3D data compilation and modeling;

- continued with land ownership and drill hole planning; and

- staked out drill sites, assessed access, and prepared field data and maps.

Subsequent to the quarter ended June 30, 2022, the Company began a reverse circulation drilling program at the Kelly Creek Project.

Fourmile Basin Project, Nevada, US

On June 18, 2020, the Company entered into a mineral lease agreement with La Cuesta International, Inc. ("LCI") for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Project situated in Nye County, Nevada.

Austin Gold's Fourmile Basin Project is an epithermal, gold-silver exploration project located in Nye county, Nevada, about 30 miles (48 km) east-northeast of the historic mining district and town of Tonopah.  The exceptionally large Round Mountain Mine is located about 35 miles (57 km) northwest of Fourmile Basin.  The property has excellent access and is situated in a favorable jurisdiction for mining.

The primary exploration concept at Fourmile Basin is to find the source of the float and boulders of the East Basin Zone.  Austin and LCI geologists believe that the boulders may be sourced from veins and silicification associated with a major structural break that is now covered by alluvium and post-mineral volcanic rocks.  Calcite replacement textures in the veins suggest a boiling epithermal system and the style of silicification as well as the geochemistry indicates that the rocks are derived from the upper levels of an epithermal gold-silver mineral system.  These geologic features all suggest that a robust and potentially high-grade vein system may be preserved beneath the alluvium of Fourmile Basin.

Additional vein and disseminated gold-silver drill targets are being developed north of the East Basin Zone at the MM-11 Zone where LCI sampled epithermal veins in a large area of altered volcanic rocks.  The CP and NS claims were recently located to cover ground with prospective hydrothermal alteration.  Little work has been done on the CP claims.

Permitting for exploration work is through the United States Bureau of Land Management ("BLM") at the southern end of the East Zone, whereas the rest of the property is on United States Forest Service lands.

In August of 2020, the Company engaged Mineral Exploration Services, Ltd. of 5655 Riggins Court, Ste. 15, Reno, Nevada to stake additional claim blocks at the Fourmile Basin Project area.

The Company engaged Frank P. Fritz of Fritz Geophysics, 619 West Magnolia Street, Fort Collins, Colorado to provide a summary of the SkyTEM report and geophysical data on the Fourmile Basin Project.

The Company, in coordination with its consultants, conducted activities to put together an initial exploration program for the Fourmile Basin Project. Mr. Hatch conducted a review of technical data, field work and permitting work and conducted the following work in support of the Fourmile Basin Project:

- compilation of digital data and reviewed old technical reports;

- undertook GIS map work;

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- field review of "East Basin Zone";

- field review of "Sinter Ridge" and surrounding area;

- field review of MM-11 area;

- created property maps and summary property disclosure;

- designed the drill program and field checked proposed drill sites and access for drill permitting process;

- drafted Plan of Operations, submitted to Forest Service and revised based on comments from Forest Service personnel;

- reviewed Mr. Fritz's SkyTEM report and data;

- engaged archaeologists at Kautz Environmental Consultants, Inc. for a detailed review of the cultural resources at the proposed exploration sites;

- updated the drill program and again field checked proposed drill sites and access for drill permitting process;

- updated the Plan of Operations and re-submitted to the Forest Service based on additional comments from the Forest Service;

- continued work on the Plan of Operations with the US Forest Service to permit drilling, including staking out the proposed drill sites and access in the field and revising as necessary to limit disturbance;

- completed confirmation rock chip sampling for future use when filing a technical report becomes necessary;

- continued digitizing and digital compilation of historic legacy project maps and data;

- continued planning of the drilling program;

- prepared and recorded payment of "Notice of Intent to Hold" mining claims with Nye County, a state-requirement for maintaining ownership of unpatented lode mining claims;

- arranging a contractor for archaeology surveys; and

- arranging a contractor for biology surveys.

For the Sinter Ridge and MM-11 areas, Austin Gold proposes a program of additional geologic mapping, surface rock-chip sampling, and possible geophysics followed by drilling.  Targets are high-grade feeder veins that may not have been adequately tested by prior operators.  It is planned that the CP and NS claims will be mapped and sampled to determine what further work is recommended.

The Company is in the process of permitting its planned exploration program on the Fourmile Basin Project with the United States Forest Service.

Lone Mountain Project,  Nevada, US

On November 1, 2020, the Company entered into a mineral lease agreement with NAMMCO, a Wyoming General Partnership for exploration and mining rights and access to certain mineral claims on the Lone Mountain Property, Elko County, Nevada.

Austin Gold's Lone Mountain Project is located approximately 25 miles (40 km) northwest of Elko, Nevada at the southern end of the Independence Mountains. The property is situated in one of the major gold mining centers of Nevada, as it is located 22 miles (35 km) northeast of the Carlin and 19 miles (30 km) south of the Jerritt Canyon deposits.  Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50 km) of highway and 3 miles (5 km) of gravel road.

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The Lone Mountain property consists of a total of 454 unpatented lode mining claims and six patented mining claims. Subsequent to the quarter ended June 30, 2022, NAMMCO released its rights to the six patented mining claims and the Company plans to negotiate appropriate changes to the lease agreement on the Lone Mountain project.

Modern gold exploration began in 1965 around the time of the original Carlin discovery when Newmont drilled several shallow holes into gold-bearing jasperoids on the north flank of Lone Mountain.  Beginning in the 1960s the Lone Mountain property position was assembled by Kirkwood and Huber (principals of NAMMCO) and then leased to several mining companies over the years.

Lone Mountain is comprised of a broadly folded sequence of Paleozoic lithologies that are intruded by a Tertiary age (36-42 Ma) multi-phase intrusive complex. Silurian to Devonian shelf carbonates form the lower plate and Ordovician off-shelf siliciclastic rocks form the upper plate of the low angle Roberts Mountains thrust fault.

Erosion plus basin and range block faulting has created the "Lone Mountain window", which is now a broad, west-plunging antiform with an east-west trending axis. This window is similar to other gold mineralized windows in Nevada such as the Carlin Window - Gold Quarry Mine; Lynn Window - Carlin Mine; Bootstrap Window - Gold Strike Deposit; and Cortez Window - Cortez Hills.  It is the lower plate carbonate rocks exposed in the windows that host significant "Carlin-Type" mineralization in these districts.

The most intense and potentially most economically significant alteration occurs as jasperoid.  Skarn and gossan are also widespread.  When viewed on a district scale the skarn-type alteration occurs close to the intrusive, typically with gold as well as silver and base metals in rocks and soils.  The widespread jasperoid development is outboard from the intrusive and commonly is associated with gold and elements typical of Carlin-type sediment-hosted gold deposits (Sb, As, Zn) in the rocks and soils.  This district-scale alteration zonation is typical of the Carlin-type districts in Nevada.

Compilation and evaluation of previous exploration data indicates five target areas with anomalous to significant gold in rock, soil, and drill hole samples. These target zones have distinct target concepts. Prior workers on the property have suggested that the South Jasperoid and Rip Van Winkle targets have the highest potential.  A few of the target areas identified by consultant Mike Ressel and prior workers include:

- South Jasperoid	Carlin-Type Sediment Hosted Target
- Rip Van Winkle Mine	Distal Pb-Zn-Ag and skarn/distal disseminated Au Target
- North Jasperoid Zone	Distal disseminated Au Target
- Pen Jasperoid Zone	Carlin-Type Sediment Hosted Target
- Gold-Copper Skarn Zone	Skarn-Type Target

The data collected by the companies over the years suggest potential for significant resources and provide guidelines for future exploration. The Company, in coordination with its consultants, conducted activities to design an initial exploration program for the Lone Mountain Project. The Company engaged Mike Ressel of Mine Development Associates, a division of RESPEC, 210 S. Rock Blvd., Reno, Nevada to review the digital exploration data for the Lone Mountain Project and provide a technical report summary. Mr. Hatch reviewed reports, compiled data and maps and visited the project. Mr. Hatch conducted the following work in support of the Lone Mountain Project:

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- reviewed historical technical reports;

- compiled and reviewed exploration data;

- sorted out land map issues and drafted property maps;

- drafted summary property disclosure;

- worked with NAMMCO on the GIS data;

- reviewed and commented on Mr. Ressel's report;

- undertook GIS map work;

- prepared and recorded payment of "Notice of Intent to Hold" mining claims with Elko County;

- continued limited data review; and

- initiated significant strategic planning and project activity.

A dispute arose between NAMMCO and the owners of the six patented mining claims, so the Company obtained a legal opinion regarding the current status of the six patented claims.  Subsequent to the quarter, NAMMCO released the claims.

Miller Project,  Nevada, US

On February 1, 2021, the company entered into a mineral lease agreement with Shea Clark Smith (trustee) and Gregory B. Maynard (trustee) for exploration and mining rights and access to certain mineral claims on the Miller Project situated in Elko County, Nevada.

Austin Gold's Miller Project is located approximately 30 miles (50 km) south-southwest of Elko, Nevada on the eastern flank of the Pinion Range.  The property is situated at the southern end of the Carlin Trend.  Contact Gold's Pony Creek deposit is immediately to the northwest, and Gold Standard Ventures' Railroad District is further to the northwest. The Miller project is accessible from the regional mining hub of Elko by approximately 30 miles (50 km) of paved road (State Route 228), followed by approximately 8 miles (13 km) of gravel road.

The Miller Project consists of 117 claims in the original lease agreement, and an additional 164 claims which were staked in January of 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 km2 on land administered by the BLM. Although the Company has filed the required documentation with the BLM and county as required, there is currently a dispute on the ownership of 134 of the newly staked claims and on 36 of the original claims. While there is no certainty on the outcome of the dispute, the Company believes it will be resolved in its favor. The Company has engaged legal counsel to assist in resolving this dispute.

The Miller Project is at the greenfields stage of exploration. Historical information received from the property vendors indicates that up to seven historical drill holes were drilled in the western-most part of the property in 1997 and 1998. Austin Gold is in the process of trying to find information on these drill holes, however these holes are not in the area of the biogeochemical anomalies that are of interest to the Company.  The Miller Project lies on the interpreted southern extension of the Carlin Trend, and available biogeochemical, geophysical, and geological data in an area of pediment support the potential for a district-scale gold discovery.

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In relation to the Company's Miller Project, the Company, in coordination with Mr. Hatch, conducted activities to put together an initial exploration program for the Miller Project. Mr. Hatch conducted the following work in support of the Miller Project:

- compiled existing exploration data;

- undertook GIS map work;

- conducted a claim status review;

- visited the project;

- reviewed and digitized biogeochemical, geological and drill hole compilations;

- continued digitizing and digital compilation of historic legacy project maps and data;

- engaged geophysics consultant for data review and future program planning; and

- prepared and recorded payment of "Notice of Intent to Hold" mining claims with Elko County.

Stockade Mountain Property, Oregon, US

On May 17, 2022, Austin Gold entered into a mineral lease agreement with BMR for exploration and mining rights and access to certain mineral claims on the Stockade Mountain Property situated in Malheur County, Oregon.  For more information on the Stockade Mountain Property lease, see Note 4e of the condensed consolidated interim financial statements dated June 30, 2022.

The Stockade Mountain Property is located approximately 50 miles (80 km) southeast of Burns, Oregon and 90 miles (145 km) southwest of Boise, Idaho in a rural area used extensively for ranching and farming. The high-grade gold/silver Grassy Mountain Gold project, which is currently undergoing permitting for an underground mine and adjacent milling operation, is located in Malheur County about 40 miles (64 km) northeast of Stockade Mountain.  The nearby community of Burns, Oregon is a commercial center for these businesses and can supply the necessary accommodation, food, fuels, supplies, and some of the contractors and workforce for exploration and development.

Historical data generated within the project demonstrates the discovery potential for significant high-grade gold/silver mineralization occurring at shallow depth that may be amenable to underground mining.  Stockade Mountain exhibits a classic large gold- and silver-bearing low-sulfidation "hot springs" hydrothermal system associated with rhyolite intrusion and doming that formed along a major NW-trending structural corridor.  Gold/silver and high-level mercury mineralization at Stockade is associated with widespread silicification and argillization in a near-surface paleo-hot springs environment. This hydrothermal alteration and mineralization formed in and around rhyolite domes that have intruded gently dipping felsic tuffs.  Erosion into the hydrothermal system has been minimal, resulting in the local exposure of probable hydrothermal craters and vents that indicate the paleosurface at the time of hot springs activity. Gold and silver, along with associated elements arsenic, antimony, and mercury, are all strongly anomalous at the surface, however, historical drilling shows that gold and silver values, and their extent, increase significantly with depth below the paleosurface.  This is a common characteristic of high-grade gold/silver deposits in similar geological environments, including the previously mentioned nearby Grassy Mountain deposit in Oregon, the Midas, Sleeper, Hollister, National, and Fire Creek mines in Nevada, and numerous analogous deposits elsewhere in the world.  The gold/silver veins at Stockade Mountain would have formed within the vertical zone of vigorous boiling of the hydrothermal fluids, and this is interpreted to have occurred approximately 600 to 1200 feet (183 to 366 m) below the surface.

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Exploration programs conducted by BHP, Phelps Dodge and Placer Dome in the 1980s and 90s included shallow exploration holes that were drilled for bulk tonnage, open-pit potential, with no efforts to target deeper high-grade gold/silver vein deposits.  Many of these short drill holes returned significant lengths of strongly anomalous gold mineralization.  Numerous other drill holes returned long intercepts of >0.2 g/t gold, and four drilled higher-grade intercepts of:

  3 m (10 ft) averaging 1.1 g/t gold
  1.5 m (5 ft) @1.14 g/t gold
  4.6 m (15 ft) averaging 1.1 g/t gold
  4.6 m (15 ft) that averaged 1.385 g/t gold.

The property had been dormant since the mid-1990s and was rediscovered by the vendors during an eastern Oregon reconnaissance exploration program. There has been a considerable amount of work done on the property in the past and the vendors have compiled a large amount of data for Stockade Mountain including:

  Assays for over 1,000 rock samples (includes 128 collected by the vendors and 230 collected by a previous exploration company);
  Approximately 1,000 soil samples (historical data);
  Information for 40 RC drill holes completed by Phelps Dodge, BHP-Utah, Placer Dome, and Carlin Gold;
  Recently completed ground and airborne geophysical surveys;
  A largely completed 43-101 Technical Report.

The property was explored by BHP, Phelps Dodge, and Placer Dome in the 1980s and 90s. The project is an exploration stage project. There are no known mineral resources or reserves on the project at this time. There has been insufficient exploration on the project to estimate a mineral resource.  The Company plans to initiate a systematic exploration program to include drilling beneath the known property high-level gold/silver-bearing stockworks mineralization that will target high grade vein deposits formed deeper into the hydrothermal boiling zone along feeder conduits.

Permitting with the United States Bureau of Land Management for the drilling program has been started.

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SELECTED QUARTERLY FINANCIAL INFORMATION

A summary of the Company's operating results for the eight most recent quarters are as follows:

	04/01/2022 - 06/30/2022	01/01/2022 - 03/31/2022	10/01/2021 - 12/31/2021	07/01/2021 - 09/30/2021
Total revenue	Nil	Nil	Nil	Nil
Income (loss) for the period	$(641,560)	$(190,713)	$(122,788)	$(162,123)
Loss per share - basic & diluted	$(0.05)	$(0.02)	$(0.01)	$(0.02)
Cash and cash equivalents	$1,877,959	$1,229,120	$1,387,670	$1,674,403
Total assets	$20,345,145	$3,063,381	$3,287,709	$3,473,334
Total non-current liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

	04/01/2021 - 06/30/2021	01/01/2021 - 03/31/2021	10/01/2020 - 12/31/2020	07/01/2020 - 09/30/2020
Total revenue	Nil	Nil	Nil	Nil
Income (loss) for the period	$(243,693)	$25,825	$(1,904,848)	$(157,774)
Loss per share - basic & diluted	$(0.03)	$0.00	$(0.20)	$(0.02)
Cash	$2,096,051	$2,200,906	$2,421,796	$2,819,094
Total assets	$3,560,130	$3,801,366	$3,730,298	$3,612,552
Total non-current liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Quarterly Variations

Significant items contributing to the loss incurred during the three-month period from January 1, 2022 to March 31, 2022 ($190,713) in comparison to the loss incurred during the three month period from October 1, 2021 to December 31, 2021 ($122,788) were as follows:

- Professional fees primarily consisting of:

  Legal fees of $57,820 relating to the continuing preparation of the S-1 Statement and Prospectus, and $9,264 for general Company matters; and
  Audit and accounting fees of $4,200 for preparation and review of the March 31, 2022 interim financial statements.

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- Foreign exchange loss of $2,348 resulting from the fluctuation of foreign exchange rates on US currency cash balances. The Company is subject to fluctuating foreign exchange rates as a result of its US dollar transactions.

- Unrealized loss on marketable securities of $104,249 due to the decreased fair value of the shares and warrants held by the Company, and the increased volatility used to calculate the fair value of the warrants at the end of the period.

Significant items contributing to the loss incurred during the three-month period from April 1, 2022 to June 30, 2022 ($641,560) in comparison to the loss incurred during the three month period January 1, 2022 to March 31, 2022 ($190,713) were as follows:

- Consulting and management fees consisting primarily of:

  Bonuses totalling $425,000 were granted upon completion of the Company listing on the NYSE American and the closing of the Company's Initial Public Offering ("IPO");
  Monthly management fees commencing in June that total $40,000 per month; and
  June director fees totalling US$6,000.

- Professional fees primarily consisting of:

  Legal fees of $88,959 relating to the preparation and filing of the S-1 Statement and Prospectus, and $11,396 for general Company matters; and
  Audit and accounting fees of $40,788 for additional audit work, and preparation and review of June 30, 2022 interim financial statements.

- Insurance expense increased to $85,195 primarily for directors and officers insurance.

- Listing fees include the initial fee of US$60,000 for the NYSE American, and the annual fee of US$ 33,002.

- Interest income from term deposits and savings accounts of $46,760.

- Gain of $207,715 on the change in fair value of the warrants classified as derivative liabilities resulting from the reduction in share price at the end of the period.

Cash decreased from $1,674,403 as at September 30, 2021, to $1,387,670 as at December 31, 2021 primarily due to the legal fees associated with the preparation of the Company's S-1 Statement and Prospectus, payment of fees relating to the review of the September 30, 2021 financial statements, payment of the Kelly Creek annual claim fees, and payments pursuant to the Lone Mountain property agreement and Fourmile Basin property agreements.

Cash decreased from $1,387,670 as at December 31, 2021 to $1,229,120 as at March 31, 2022 primarily due to legal fees associated with the preparation of the Company's S-1 Statement and Prospectus, payment of fees relating to the December 31, 2021 audit of the Company's financial statements, and payments pursuant to the Miller Property Agreement.

Cash increased from $1,229,120 as at March 31, 2022 to $1,877,959 as at June 30, 2022 primarily due to completion of the Company's IPO which raised net proceeds of $17,854,288, with the vast majority of the funds raised subsequently invested in term deposits. Notably offsetting the cash raised was the expenditure on professional and legal fees relating to the completion of the Company's S-1 Statement and Prospectus, prepayment of directors and officers insurance, payment of bonuses to certain officers, and payments pursuant to the Fourmile Basin Property and the Stockade Mountain Property.

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FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash inflows and outflows for the six months ended June 30, 2022, are as follows:

Operating Activities

The Company spent $1,109,195 in operating activities and overhead during the period. This mostly consisted of professional fees relating to the preparation and filing of the S-1 Statement and Prospectus, prepayment of insurance, and payment of listing fees and bonuses upon completion of the Company's IPO and listing on the NYSE American.

Investing Activities

The Company spent $16,254,804 in investing activities, primarily relating to the investment of the IPO proceeds into term deposits, the pre-production payment for the Fourmile Basin Property, and the initial pre-production payment for the signing of the Stockade Mountain Property.

Financing activities

The Company raised $17,854,288 in financing activities through the issuance of 3,754,750 shares at US$4.00 per share pursuant to the Company's IPO, with share issue costs of $1,502,199 being paid.

Cash Resources and Going Concern

At June 30, 2022, the Company had working capital of $18,288,754 and an accumulated loss of $3,613,016 since inception. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company's commitments as they come due and to finance future exploration and development of mineral interests, secure and maintain title to properties and upon future profitable production.

ADDITIONAL DISCLOSURE

Darcy Higgs became a director of Nevada Exploration Inc. in January 2022.  On February 8, 2022, Sandra MacKay resigned as a director of the Company and pursuant to the Company's stock option plan, her options expired on May 8, 2022.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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Commitments

The Company is required to make pre-production payments and exploration expenditures on each of its projects to keep its lease/option agreements or joint venture agreement in good standing. The Company has firm commitments on the exploration expenditures on certain of its projects as follows:

- The Company must spend $750,000 on the Kelly Creek Project by September 1, 2022, of which $400,000 must be spent on geophysics, geochemistry, or drilling, or some other mutually agreed program.

- The Company has a firm commitment to expend US$400,000 by September 1, 2022, on the Lone Mountain Project.

- The Company has a firm commitment to drill 2,000 metres on the Miller Project by November 4, 2023.

- The Company has a firm commitment to spend US$30,000 by May 16, 2023, on the Stockade Mountain Property.

Additionally, the Company has signed an introductory agent agreement (the "BMR Agreement") with Bull Mountain Resources, LLC ("BMR"). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay an introductory agent fee as follows:

Within 15 days of signing the formal agreement	US$5,000
6 months after acquisition	US$5,000
12 months after acquisition	US$5,000
18 months after acquisition	US$5,000
24 months after acquisition	US$7,500
30 months after acquisition	US$7,500
36 months after acquisition	US$10,000
42 months after acquisition	US$10,000
48 months after acquisition	US$15,000
Every 6 months thereafter	US$15,000

If commercial production is achieved on one or more mineral properties recommended by BMR and acquired or partially acquired by the Company, then the Company shall pay BMR a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. For each recommended mineral property acquired by the Company under the terms of the BMR Agreement, introductory agent fees and net smelter return royalty payments totaling US$1,000,000 paid by the Company to BMR shall reduce the net smelter return royalty by 50% to a 0.25% net smelter return royalty. The Miller project was introduced to the Company by BMR and so the Miller project is subject to the BMR Agreement.

Other Commitments

The Company also has payment obligations relating to the Kelly Creek Project, Fourmile Basin Project, Lone Mountain Project, Miller Project, and the Stockade Mountain Property. See notes 4a, 4b, 4c, and 4d of the Audited Financial Statements, and note 4e of the condensed consolidated interim financial statements.

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Source of Funds

The net proceeds of the U.S. Offering, together with the Company's working capital balance represent the expected source of funds to meet these capital expenditure commitments.

Related Party Transactions

The Company's related parties include key management personnel and directors. Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers. These transactions occurred in the normal course of operations and are therefore measured at their exchange amounts.

	Six months ended June 30,
Compensation	2022	2021
	$	$
Management and consulting fees (i)	474,932	3,000
Accounting fees (ii)	1,200	5,200
	476,132	8,200

(i) Management fees are compensation paid to officers and directors of the Company.

(ii) Accounting fees are fees paid to the CFO for preparation of the financial statements.

During the six-month period ending June 30, 2022, the President of the Company incurred $14,333 for administration expenses on behalf of the Company. As at June 30, 2022, $11,165 (December 31, 2021: $nil) was payable to the President.

During the six-month period ending June 30, 2022, the Corporate Secretary of the Company incurred $3,579 for administration expenses on behalf of the Company. As at June 30, 2022, $2,750 (December 31, 2021: $nil) was payable to the Corporate Secretary of the Company.

During the six-month period ended June 30, 2022, the Company incurred management and consulting fees totalling $474,932 payable to officers and independent directors of the Company. At June 30, 2022, $49,932 (December 31, 2021: $nil) was payable.

Outstanding Share Data

The authorized capital consists of an unlimited number of Common Shares without par value. As of the current date, the Company has 13,271,750 Common Shares outstanding.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Corporation's general and administrative expenses and mineral property costs is provided in the Financial Statements and related notes.

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CAPITAL DISCLOSURES

The Company's mineral properties are currently in the exploration stage and do not provide operating cash flow. The Company is therefore reliant on its ability to obtain financing to maintain and develop its mineral properties. To date, the Company has relied upon the issuance of new share capital.

The Company has agreements that detail payment and working expenditures that are required to maintain its mineral property assets (see note 4 of the Audited Financial Statements).  Management regularly reviews the current Company capital structure, and updates its expenditure budgets as necessary, to determine whether or not new financing will need to be obtained, and what type of financing is appropriate given the changing market conditions.

FINANCIAL INSTRUMENT RISK

The Company's financial instruments consist of cash, GST receivables, marketable securities, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, other than cash and marketable securities which are carried at fair value. Marketable securities is a Level 1 financial instrument.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following summarizes fair value hierarchy under which the Company's financial instruments are valued:

- Level 1 - fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

- Level 2 - fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

- Level 3 - fair values based on inputs for the asset or liability that are not based on observable market data.

The Company examines the various financial instrument risks to which it is exposed and assesses any impact and likelihood of those risks. The Company's risk exposures and their corresponding impact on the Company's consolidated financial instruments as at June 30, 2022 are summarized below.

The following financial instruments are recorded at fair value on a recurring basis as of June 30, 2022.

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	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Balance
	$	$	$	$
Assets
Cash and cash equivalents	1,877,959	-	-	1,877,959
Term deposits	16,152,513			16,152,513
Marketable securities	111,550	-	4	111,554
Liabilities
Derivative liability	99,299	-	-	99,299

The Company examines the various financial instrument risks to which it is exposed and assesses any impact and likelihood of those risks.

Credit Risk

The Company's primary exposure to credit risk is the risk of cash and cash equivalents and term deposits amounting to $18,030,472 at June 30, 2022. As the Company's policy is to deposit its cash with major Canadian banks, the credit risk is considered by management to be negligible. As at June 30, 2022, the Company had a receivable balance of $27,271, which primarily relates to GST receivable from the Canada Revenue Agency.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company has maintained sufficient current asset balances to meet these needs at June 30, 2022.

Contractual undiscounted cash flow requirements for contractual obligations as at June 30, 2022 are as follows:

	Carrying Amount	Contractual Cash Flows	Within 1 year	Within 2 years	Within 3 years
	$	$	$	$	$

Accounts payable and accrued liabilities	303,322	303,322	303,322	-	-
Total as at June 30, 2022	303,322	303,322	303,322	-	-

Foreign Exchange Risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. The Company operates projects in the United States. As a result, a portion of the Company's cash is denominated in US dollars and is therefore subject to fluctuation in exchange rates. As at June 30, 2022, a 10% change in the exchange rate between the Canadian and US dollar would increase (decrease) loss and comprehensive loss by $1,734,921 (December 31, 2021: $2,535).

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CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from management's best estimates as additional information becomes available.

Significant areas requiring the use of management estimates and judgments include:

i) The determination of the fair value of the shares of the Company for the calculation of the share-based compensation.

ii) The determination of the fair values of warrants held as marketable securities by the Company.

iii) The assessment of the Company's ability to continue as a going concern involves judgment regarding future funding available to identify new business opportunities and working capital requirements, the outcome of which is uncertain.

iv) The determination that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including: geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

RISK FACTORS

In addition to the risks described herein, reference is made to the risks and uncertainties set forth under the section entitled "Risk Factors" in the company's Prospectus filed on www.sedar.com under the Company's profile, which risks and uncertainties are incorporated herein by reference. The risks described therein and herein are not the only risks faced by the Company and security holders of the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. The business and financial condition of the Company could be materially adversely affected by any of the risks set forth in this MD&A, in the Prospectus, or such other risks. The trading price of the Common Shares of the Company could decline due to any of these risks and investors could lose all or part of their investment. This MD&A contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by the Company described in this MD&A. No inference should be drawn, nor should an investor place undue importance on, the risk factors that are included in this MD&A as compared to those included in the Prospectus, as all risk factors are important and should be carefully considered by a potential investor.

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